SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 8 - A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                               JSB FINANCIAL, INC.
                               -------------------
             (Exact name of registrant as specified in its charter)



           Delaware                                    11-3000874
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)



 303 Merrick Road  Lynbrook, New York               11563
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(Address of principal executive offices)          (Zip Code)



         Securities to be registered pursuant to Section 12(b) of the Act:

                             New York Stock Exchange
                             -----------------------
           (Name of exchange on which each class is to be registered)



                     Common Stock, Par Value $.01 per share
                     --------------------------------------
                                (Title of Class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
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                  The capital stock of JSB  Financial,  Inc.  (the  "Company" or
         "Registrant") to be registered on the New York Stock Exchange, Inc. (the "Exchange"), is the Registrant's Common Stock (the "Common Stock") having a par value of $.01 per share and preferred stock having a par value of $.01 per share (the "Preferred Stock").

         Common Stock

                  Dividends. The Company can pay dividends out of statutory surplus or from certain net earnings if, as and when declared by its Board of Directors. The payment of dividends by the Company is subject to limitations which are imposed by law and applicable regulation. The holders of Common Stock of the Company will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. If the Company issues Preferred Stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.

                  Voting Rights. The holders of Common Stock of the Company possess exclusive voting rights in the Company. They elect the Company's Board of Directors and act on such other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the Board of Directors. Except as discussed under "Restrictions on Acquisition" herein, each holder of Common Stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If the Company issues Preferred Stock, holders of the Preferred Stock may also possess voting rights. Certain matters require an 80% stockholder vote.

                  Voting rights in the capital stock of Jamaica Savings Bank FSB (the "Bank") vest exclusively with the Company and are voted at the direction of the Company's Board of Directors. Consequently, the holders of the Common Stock do not have direct control of the Bank.

                  Liquidation. In the event of any liquidation, dissolution or winding up of the Bank, the Company, as holder of the Bank's capital stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Bank (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to Eligible Account Holders, (See Note 17 to the 1996 Consolidated Financial Statements included in the Annual Report, page 35) all assets of the Bank available for distribution. In the event of liquidation, dissolution or winding up of the Company, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If Preferred Stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.

                 Preemptive Rights. Holders of the Common Stock of the Company will not be entitled to preemptive rights with respect to any shares which may be issued. The Common Stock is not subject to redemption.

         Preferred Stock

                  None of the  15,000,000  shares  of the  Company's  authorized
         Preferred Stock is issued. Such stock may be issued with such preferences and designations as the Board of Directors may determine from time to time. The Board of Directors may without stockholder approval, issue Preferred Stock with voting, dividend, liquidation and conversion rights which could adversely affect the voting power of the holders of the Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control.

         Restrictions on Acquisition

                  Acquisitions of the Company may be restricted by provisions in its Certificate of Incorporation and by various regulatory agencies.

                  Certain   provisions   of   the   Company's   Certificate   of
         Incorporation and Bylaws were designed to make the Company a less attractive target for acquisition by an outsider who does not have the support of the Company's directors. Among other things, these provisions: (1) generally place limitations on voting rights such that in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the "Limit") be entitled or permitted to any vote in respect of the shares held in excess of the Limit; (2) divide the Company's Board of Directors into three classes, each of which shall contain approximately one-third of the whole number of the members of the Board, each director is elected for a three year term. The size of the Board shall be determined by a majority of the directors; (3) stipulate that a director may be removed from the Board of Directors prior to the expiration of his/her term only for cause, upon the vote of 80% of the outstanding shares of voting stock; (4) do not provide for cumulative voting for any purpose; (5) stipulate that special meetings of stockholders of the Company may be called only by the Board of Directors of the Company; (6) stipulate that action required or permitted to be taken by the stockholders of the Company may be taken only at an annual or special meeting and prohibits stockholder action by written consent in lieu of a meeting; (7) authorize the issuance of 30,000,000 shares of Common Stock and 15,000,000 shares of Preferred Stock which may, among other things, be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of the Company; (8) give the Board of Directors sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, conversion rates and liquidation preferences;
         (9) require the approval of the holders of at least 80% of the Company's outstanding shares of voting stock to approve certain "Business Combinations," as defined in the Company's Certificate of Incorporation, and related transactions; and (10) require a stockholder who intends to nominate a candidate for election to the Board of Directors, or to raise new business at a stockholder meeting to give at least 90 days' advance notice to the Secretary of the Company. In the event that less than 100 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholders to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made.

                  While the forgoing provisions will not necessarily prevent take-over attempts, they should discourage an attempt to obtain control of the Company in a transaction not approved by the Company's Board of Directors by making it more difficult for a third party to obtain control in a short time and impose its will on the remaining stockholders of the Company.

                  The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.


         ITEM 2.  EXHIBITS
         -------  --------

                           All  exhibits  required by  Instruction  II to Item 2
                  will be supplied to the New York Stock Exchange.

                                   SIGNATURES




Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            JSB Financial, Inc.
                                            (Registrant)




Date     July 1, 1997                    By Park T. Adikes
      -----------------                     --------------
                                            Park T. Adikes
                                            Chairman of the Board and
                                            Chief Executive Officer